SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. 9)*


               MAUI LAND & PINEAPPLE COMPANY, INC.
                        (Name of Issuer)

                             COMMON
                 (Title of Class of Securities)

                           577345-10-1
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement: [ ]

A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)




CUSIP No. 577345-10-1
13G


1.   Name of Reporting Person:  CLAIRE CAMERON SANFORD
     Social Security Number:  ###-##-####


2.   Check appropriate box if a member of a group*      (a) [X]
     THE J. WALTER CAMERON FAMILY GROUP                 (b) [ ]


3.   SEC Use Only


4.   Citizenship:  UNITED STATES OF AMERICA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5.   Sole voting power:  163,861

6.   Shared voting power:  904,300

7.   Sole dispositive power:  163,861

8.   Shared dispositive power:  904,300


9.   Aggregate amount beneficially owned by each reporting
     person:  1,068,161
     (The J. Walter Cameron Family Group beneficially owns in the aggregate 2,524,881 shares)

10. Check box if aggregate amount in 9. above excludes certain shares*: [ ]


11.  Percent of class represented by amount in 9. above:  14.9%
     (The J. Walter Cameron Family Group beneficially owns in the aggregate 35.1% of the class)

12.  Type of reporting person*:  IN


Item 1(a) Name of Issuer:  MAUI LAND & PINEAPPLE COMPANY, INC.


Item 1(b) Address of Issuer's Principal Executive Offices:

          120 KANE STREET, KAHULUI, MAUI, HAWAII


Item 2(a) Name of Person Filing:  CLAIRE CAMERON SANFORD


Item 2(b) Address of Principal Business Office or Residence:

          6 EVELETH ROAD, GLOUCESTER, MA   01930


Item 2(c) Citizenship:  USA


Item 2(d) Title of Class of Securities:  COMMON


Item 2(e) CUSIP Number:  577345-10-1


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a) [ ]  Broker or dealer registered under
               Section 15 of the Act;
               (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
               (c) [ ]  Insurance company as defined in
               Section 3(a)(19) of this Act;
               (d) [ ]  Investment company registered under
               Section 3 of the Investment Company Act;
               (e) [ ]  Investment adviser registered under
               Section 203 of the Investment Advisers Act of
               1940;
               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F);
               (g) [ ] Parent holding company, in accordance with 13d-1(b)(ii)(G); (note: see item 7)
               (h) [ ]  Group, in accordance with Rule 13d-
               1(b)(1)(ii)(H);


          Inapplicable.


Item 4    Ownership:

          (a)  Amount beneficially owned:  1,068,161

          (b)  Percent of class: 14.9%

          (c)  Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:
                    163,861

            (ii)    Shared power to vote or to direct the
                    vote:  904,300

           (iii)    Sole power to dispose or to direct
                    the disposition of:  163,861

            (iv)    Shared power to dispose or to direct the
                    disposition of:  904,300

     The foregoing beneficial ownership figures concerning shared dispositive and voting power, and aggregate beneficial ownership, include the full number of shares held by each entity listed in Part B of Exhibit A as to which the undersigned serves as one of multiple trustees, general partners, or directors. Inclusion of such shares in response to Item 4 does not constitute an admission that the undersigned is a beneficial owner of shares held by such entities.


Item 5    Ownership of five percent or less of a class:
          Inapplicable.


Item 6. Ownership of more than five percent on behalf of another person:

          Inapplicable.


Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

          Inapplicable.


Item 8. Identification and classification of members of the group:

          See Exhibit A.


Item 9.   Notice of dissolution of group: Inapplicable.


Item 10   Certification:

          Inapplicable.




                            SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Signature:  /S/ CLAIRE CAMERON SANFORD


          Date:      1/25/99

          Name/Title:  CLAIRE CAMERON SANFORD



                            EXHIBIT A

               THE J. WALTER CAMERON FAMILY GROUP

PREAMBLE

     The J. Walter Cameron Family Group (the "Group") consists of Mary C. Sanford, Claire C. Sanford, Jared B. H. Sanford, Richard
H. Cameron and Douglas B. Cameron. Part A of this exhibit identifies shares of Maui Land & Pineapple Company, Inc. ("ML&P") owned individually by each member of the Group. Part B identifies ML&P shares owned by entities for which members of the Group serve as trustees, general partners or directors. Such entities are listed because group members holding such positions and/or the Group may, due to such positions, be deemed under
Section 13 to share beneficial ownership of shares held by such entities. Inclusion in this exhibit of such entities does not mean or imply that such entities themselves constitute Group members.

The total number of ML&P shares beneficially owned by members of the Group, including shares held by the entities listed in Part
B, is 2,524,881 shares, or 35.1% of ML&P's outstanding stock.


A. GROUP MEMBERS (Note A)                          Shares Held

The following individuals hold sole voting and dispositive power with respect to shares listed below, except as indicated in Notes
A and B.


(1) Mary C. Sanford (including shares                 599,280
   held as Trustee of the
   Mary C. Sanford Trust)

(2) Claire C. Sanford                                 163,861
   (daughter of Mary C. Sanford)

(3) Jared B. H. Sanford                               173,240
   (son of Mary C. Sanford)

(4) Richard H. Cameron                                257,612
                                                      (Note A)

   (a)   Jyl D. S. Cameron                              2,000
         (wife; not a group member)                  (Note B)

   (b)   Jyl D. S. Cameron as Custodian                   400
         for Summer Cameron (daughter)               (Note B)

   (c)   Richard H. Cameron as Custodian                1,600
         for Summer Cameron (daughter)

   (d)   Richard H. Cameron as Custodian                1,600
         for Julia Cameron (daughter)

   (e)   Richard H. Cameron as Custodian                1,600
         for Mara Cameron (daughter)

(5) Douglas B. Cameron                                263,272


B. RELATED ENTITIES                                Shares Held

The following entities are record holders of the shares listed below.

(6) J. Walter Cameron Trust                            81,440

    Mary C. Sanford (1), Claire C. Sanford (2),
    Richard H. Cameron (4) and Pacific Century Trust are 4 of 5 trustees.

   Mary C. Sanford (1), Richard H. Cameron
   (4) and Douglas B. Cameron (5) are 3 of 5 beneficiaries.


(7)  Cameron Family Partnership                        399,104

   A limited partnership of which Mary C.
   Sanford (1), Claire C. Sanford (2) and
   Richard H. Cameron (4) are 3 of 4 general partners.


(8) Alan G. Sanford Trust                              156,116

   Trustee is Mary C. Sanford (1).

   Trust beneficiaries are Claire C. Sanford
   (2), and Jared B. H. Sanford (3).

(9) Maui Publishing Company, Ltd.                      423,756

    Mary C. Sanford (1), Claire C. Sanford (2), Jared
    B. Sanford (3), Richard H. Cameron (4) and Douglas
    B. Cameron (5) serve on the 10-member board of directors of Maui Publishing Company, Ltd.

    Mary C. Sanford is the chairman and president, and Richard H. Cameron is the publisher and vice president, of that company. Members of The
    Cameron Family Group are controlling shareholders of Maui Publishing Company, Ltd.

NOTES:

A. The amount listed for Richard H. Cameron includes 5,456 shares allocated to his account in the Maui Land & Pineapple Company, Inc. Employee Stock Ownership Plan (the "ESOP"), which holds 523,288 shares of ML&P's common stock. Mr. Cameron holds shared voting power with respect to shares allocated to his ESOP account. The ESOP administrative committee holds dispositive power with respect to shares held by the ESOP.

B. Richard H. Cameron may be deemed to share voting and dispositive power with respect to the shares held by Jyl D.
   S. Cameron.